UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-41985

Murano Global Investments PLC

(Translation of Registrant's name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

This current report on Form 6-K is filed in connection with the changes to the board of directors (the “Board”) of Murano Global Investments plc (the “Company”). On September 20, 2024, Mr. Shawn Matthews, a member of the Board, notified the Company that he intended to resign from the Board for personal reasons effective as of September 23, 2024. Mr. Matthews’ decision to resign is not due to any disagreement with management of the Company or the Board on any matter relating to the Company’s operations, policies or practices. The Company would like to express its gratitude and appreciation to Mr. Matthews for his dedicated service to the Board and contributions to the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments plc

Date: September 23, 2024	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer

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